COMPANY DATA::
     COMPANY CONFORMED NAME:                 WESLEY JESSEN VISIONCARE, INC.
     CENTRAL INDEX KEY:                      [_______________________________]
     STANDARD INDUSTRIAL CLASSIFICATION:     Ophthalmic Goods [3851]
     IRS NUMBER:                             36-4023739
     STATE OF INCORPORATION:                 DELAWARE
     FISCAL YEAR END:                        December 31

FILING VALUES:
     FORM TYPE:                              11-K
     SEC ACT:                                1934 Act
     SEC FILE NUMBER:                        ________________________________
     FILM NUMBER:                            ________________________________

BUSINESS ADDRESS:
     STREET 1:                               333 EAST HOWARD AVENUE
     STREET 2:
     CITY:                                   DES PLAINES
     STATE:                                  ILLINOIS
     ZIP:                                    60018-5903
     BUSINESS PHONE:                         847-294-3000

MAIL ADDRESS:
     STREET 1:                               333 EAST HOWARD AVENUE
     STREET 2:
     CITY:                                   DES PLAINES
     STATE:                                  ILLINOIS
     ZIP:                                    60018-5903
     BUSINESS PHONE:                         847-294-3000

        As filed with the Securities and Exchange Commission on __________, 2000
                                 Registration No. 333-__________________________

                    _______________________________________
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            _______________________

                                   FORM 11-K
   FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
       PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
                                     1934
                   For the plan year ended December 31, 1999
                                      Or
( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
                                    OF 1934
        For the transition period from ______________ to ______________
                            Commission File Number:
 Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   Wesley Jessen Savings and Retirement Plan

Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Wesley Jessen VisionCare, Inc.
                            333 East Howard Avenue
                       Des Plaines, Illinois 60018-5903
                         ____________________________

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, Wesley Jessen Corporation, as Plan Administrator with respect to the Wesley Jessen Savings and Retirement Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       WESLEY JESSEN CORPORATION


Date: _______ June 30, 2000            By: /s/ Michael R. Southard
                                           -----------------------------------
                                           Michael R. Southard
                                           Vice President, Human Resources

          WESLEY JESSEN SAVINGS AND RETIREMENT PLAN
          (401K and Profit Sharing Component)

          Financial Statements as of and for the
          years ended December 31, 1999 and 1998

          Additional information required for Form 5500
          for the year ended December 31, 1999

WESLEY JESSEN SAVINGS AND RETIREMENT PLAN
(401K and Profit Sharing Component)

Table of Contents
--------------------------------------------------------------------------------


                                                                     Page Number
                                                                     -----------
Report of Independent Accountants                                           1


Basic Financial Statements

      Statements of Net Assets Available for Benefits                       2

      Statements of Changes in Net Assets Available for Benefits            3

      Notes to Financial Statements                                       4 - 8


Additional Information *

      Schedule I -     Schedule of Assets Held for Investment Purposes      9


* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                      Consent of Independent Accountants


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of Wesley Jessen Savings and Retirement Plan (401k and Profit Sharing Component) of our report dated June 14, 2000 appearing in Form 11-K.



PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 23, 2000

                       Report of Independent Accountants


To the Participants and Administrator of Wesley Jessen Savings and Retirement Plan (401K and Profit Sharing Component)

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Wesley Jessen Savings and Retirement Plan (401K and Profit Sharing Component) (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in note 8, there has been an offer to acquire the Plan Sponsor. The ultimate disposition of that offer, and its effect on the Plan, are uncertain.


PricewaterhouseCoopers LLP

Thirty South Seventeenth Street
Philadelphia, Pennsylvania
June 14, 2000

WESLEY JESSEN SAVINGS AND RETIREMENT PLAN
(401K and Profit Sharing Component)

Statements of Net Assets Available for Benefits
-------------------------------------------------------------------------------

                                                                      As of December 31,
                                                              1999                          1998
                                                     --------------------------------------------------
Investments, at fair value
Registered investment companies:
     Vanguard 500 Index Fund                        *      $ 14,976,247         *       $ 10,391,379
     Vanguard Explorer Fund                         *         4,472,719         *          3,571,137
     Vanguard International Growth Fund                       3,146,992                    2,560,297
     Vanguard PRIMECAP Fund                         *        11,356,267         *          7,252,461
     Vanguard Short-Term Corporate Fund                         613,846                      619,881
     Vanguard Total Bond Market Index Fund                      443,576                      414,413
     Vanguard Treasury Money Market Fund            *        10,551,841         *          5,803,344
     Vanguard Wellington Fund                       *         7,118,512         *          7,095,539
     Vanguard Windsor Fund                          *         7,973,591         *          7,602,356
                                                     --------------------------------------------------
                                                             60,653,591                   45,310,807
Former Benham Preservation Fund                                       -         *          4,087,034
Wesley Jessen Common Stock Fund                     *         3,826,463         *          3,986,187
Participant Loans                                   *         4,276,923         *          4,256,593
                                                     --------------------------------------------------
        Total investments                                    68,756,977                   57,640,621
                                                     --------------------------------------------------

Receivables
Employer's contributions                                      2,611,243                    2,585,256
Participants' contributions                                      88,058                          167
                                                     --------------------------------------------------
        Total receivables                                     2,699,301                    2,585,423
                                                     --------------------------------------------------

Net assets available for benefits                          $ 71,456,278                 $ 60,226,044
                                                     ==================================================


* Represents 5% or more of net assets available for benefits. The accompanying notes are an integral part of the financial statements.

WESLEY JESSEN SAVINGS AND RETIREMENT PLAN
(401K and Profit Sharing Component)

Statements of Changes in Net Assets Available for Benefits
-------------------------------------------------------------------------------


                                                                Year Ended December 31,
                                                             1999                  1998
                                                         --------------------------------------
Additions
Investment income:

     Interest and dividend income, investments               $ 3,875,781           $ 2,539,946
     Interest income, participant loans                          336,988               358,048
     Net appreciation in fair value of investments             6,635,589             2,262,270
                                                         --------------------------------------
                                                              10,848,358             5,160,264
                                                         --------------------------------------
Contributions:
     Employer                                                  3,579,921             3,712,767
     Participant                                               3,758,574             3,708,737
                                                         --------------------------------------
                                                               7,338,495             7,421,504
                                                         --------------------------------------

Other additions                                                      111                 4,373
                                                         --------------------------------------
        Total additions                                       18,186,964            12,586,141
                                                         --------------------------------------

Deductions
Payment of benefits                                            6,956,730             8,031,816
Administrative Expenses                                                -                    23
                                                         --------------------------------------
        Total deductions                                       6,956,730             8,031,839
                                                         --------------------------------------

Net increase                                                  11,230,234             4,554,302

Net assets available for plan benefits:
     Beginning of period                                      60,226,044            55,671,742
                                                         --------------------------------------
     End of period                                           $71,456,278           $60,226,044
                                                         ======================================

The accompanying notes are an integral part of the financial statements.

WESLEY JESSEN SAVINGS AND RETIREMENT PLAN
(401K and Profit Sharing Component)


Notes to Financial Statements
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

The Wesley Jessen Savings and Retirement Plan (401K and Profit-Sharing Component) (the Plan) was established as of July 1, 1995 by Wesley Jessen Corporation (the Company), a wholly owned subsidiary of Wesley Jessen Vision Care, Inc. The following description of the Plan is provided for general informational purposes. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a component of Wesley Jessen Savings and Retirement Plan, the other component of which is a money purchase component. The two components together make up the entire Wesley Jessen Savings and Retirement Plan. However, the two components have separate filing requirements under the provisions of the Internal Revenue Code (IRC) and, therefore, maintain separate financial statements.

General

The Plan is a defined contribution profit-sharing plan covering all eligible employees of Wesley Jessen Corporation. The Plan is administered by the Administrative Committee (the Administrator) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Administrative Committee, on behalf of the Plan, has appointed Vanguard Fiduciary Trust Company
(VFTC) as the Plan's trustee and recordkeeper. The Plan provides benefits covering substantially all employees of the Company provided that they have completed at least 90 days of service.

Contributions

The Plan provides that qualified employees may make pre-tax elective contributions to the Plan between 1% and 15% of annual compensation. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers nine mutual funds and Wesley Jessen Company Stock as investment options for participants. Participant contributions will be matched by the Company at a rate of 50% of each participant's elective contribution, up to 6% of annual compensation. The Plan also provides that the Company's Board of Directors may elect to make an additional discretionary contribution to participant's accounts. For the years ended December 31, 1999 and 1998, the Company authorized discretionary contributions of $2,611,243 and $2,585,256 respectively. All contributions are subject to certain limitations as defined by the IRC.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participant contributions vest upon deposit. Company contributions vest at varying percentages based on date of hire but in all cases are fully vested after four years of service.

WESLEY JESSEN SAVINGS AND RETIREMENT PLAN
(401K and Profit Sharing Component)


Notes to Financial Statements
--------------------------------------------------------------------------------


Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000, with a maximum of lesser of 50% of the participant's vested account balance or $50,000 reduced by the highest outstanding balance of loans from the plan during the prior one-year period. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms generally do not exceed five years, but loans for the purchase of a principal residence may have terms up to twenty years. Each loan bears interest at a fixed rate that is commensurate with the prevailing market rates at the date the loan is issued. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits

In the event of retirement, death, disability, or termination of employment, a participant's vested interest in the Plan is distributable in a lump-sum payment or, at the election of the participant, in periodic installments. Under certain limited circumstances, participants may withdraw part or all of their pre-tax contributions while still employed by the Company.

Forfeited Accounts

Forfeitures of unvested amounts are used to offset future Company contributions.

Plan Termination

The Company intends to continue the Plan without interruption, but reserves the right to discontinue the Plan at any time subject to the provisions of ERISA. Upon termination or partial termination of the Plan, the balance of the participant's accounts shall become fully vested and payable to the participants in accordance with the Plan's provisions.

Investment Options

During the plan years ended December 31, 1999 and 1998, participants were able to allocate their contributions among the following investment options:

     Vanguard 500 Index Fund: Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

     Vanguard Explorer Fund: Seeks to provide long-term growth of capital by investing in a diversified group of small-company stocks with prospects for above-average growth.

     Vanguard International Growth Fund: Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

     Vanguard PRIMECAP Fund: Seeks long-term growth of capital by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams.

WESLEY JESSEN SAVINGS AND RETIREMENT PLAN
(401K and Profit Sharing Component)


Notes to Financial Statements
--------------------------------------------------------------------------------

     Vanguard Short-Term Corporate Fund: Seeks to provide income while maintaining a high degree of stability of principal by investing in short-term bonds, including high-quality corporate and U.S. Treasury securities.

     Vanguard Total Bond Market Index: Seeks to provide a high level of interest income by attempting to match the performance of unmanaged Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

     Vanguard Treasury Money Market Fund: Seeks to provide high income and a stable share price of $1 by investing in short-term securities that are backed by the full faith and credit of the U.S. government. At least 65% of the fund's assets are invested in U.S. Treasury securities.

     Vanguard Wellington Fund: Seeks to provide income and long-term growth of capital without undue risk to capital by investing about 65% of its assets in stocks and the remaining 35% in bonds.

     Vanguard Windsor Fund: Seeks to provide long-term growth of capital and income by investing in stocks believed to be undervalued by the market. It focuses on stocks selling at prices that seem low in relation to such factors as past earnings, potential growth, and dividend payments.

     Wesley Jessen Stock Fund: Seeks to provide the potential for long-term growth through increases in the value of the Wesley Jessen Common Stock and reinvestment of its dividends.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform to accounting principles generally accepted in the United States, have been used consistently in the preparation of the Plan's financial statements:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Financial Statement Presentation

The Plan adopted Statement of Position ("SOP") 99-3, Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters. Certain reclassifications of the 1998 amounts have been made to conform to the 1999 presentation in accordance with SOP 99-3. This SOP eliminated the previously required reporting of changes in net assets by investment option for participant directed investments.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at

WESLEY JESSEN SAVINGS AND RETIREMENT PLAN
(401K and Profit Sharing Component)


Notes to Financial Statements
--------------------------------------------------------------------------------

the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. The Wesley Jessen Common Stock Fund is valued at its year-end unit closing price (plus uninvested cash position). Participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 - INVESTMENTS

During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:


                                            Year Ended December 31,
                                           1999                1998
                                        ----------          ----------
Registered Investment Companies         $1,299,613          $1,000,427
Common Stock                             5,335,976           1,261,843
                                        ----------          ----------
                                        $6,635,589          $2,262,270
                                        ==========          ==========


NOTE 4 - FORMER BENHAM PRESERVATION FUND

The Former Benham Preservation Fund (the Fund) consisted of a fixed income collective investment fund and a money market mutual fund sponsored by the Vanguard Group. The Fund was credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses. The Fund is no longer an investment option at December 31, 1999. Ending balances not otherwise allocated by participants were invested in the Treasury Money Market Fund.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for investments of the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

WESLEY JESSEN SAVINGS AND RETIREMENT PLAN
(401K and Profit Sharing Component)


Notes to Financial Statements
--------------------------------------------------------------------------------


NOTE 6 - PLAN EXPENSES

The Company pays a portion of administrative expenses incident to the operation of the plan.

NOTE 7 - TAX STATUS

The Internal Revenue Service issued a favorable determination letter dated January 6, 1999, informing the Company that the Plan and related trust are designed in accordance with applicable sections of the IRC.

NOTE 8 - MERGER

On May 30, 2000, Novartis AG entered into an agreement to acquire Wesley Jessen Vision Care, Inc. The agreement has not been finalized, and the effects on the plan are not readily determinable at this time.

                     Additional Information
                     Required for Form 5500

WESLEY JESSEN SAVINGS AND RETIREMENT PLAN                            Schedule I
(401K and Profit Sharing Component)

Schedule of Assets Held for Investment Purposes
As of December 31, 1999
--------------------------------------------------------------------------------

Wesley Jessen Savings and Retirement Plan, EIN 36-4024354

Attachment to Form 5500, Schedule H, Part IV, Line i

     Identity of Issue                                        Investment Type                                Current Value
---------------------------------------------------------------------------------------------------------------------------
*    Vanguard 500 Index Fund                           Registered Investment Company                          $ 14,976,247
*    Vanguard Explorer Fund                            Registered Investment Company                             4,472,719
*    Vanguard International Growth Fund                Registered Investment Company                             3,146,992
*    Vanguard PRIMECAP Fund                            Registered Investment Company                            11,356,267
*    Vanguard Short Term Corporate Fund                Registered Investment Company                               613,846
*    Vanguard Total Bond Market Index                  Registered Investment Company                               443,576
*    Vanguard Treasury Money Market                    Registered Investment Company                            10,551,841
*    Vanguard Wellington Fund                          Registered Investment Company                             7,118,512
*    Vanguard Windsor Fund                             Registered Investment Company                             7,973,591
*    Wesley Jessen Corporation                         Common Stock                                              3,826,463
*    Wesley Jessen Savings and Retirement Plan
        (401k and Profit Sharing Component)            Participant loans (7.00% - 11.00%)                        4,276,923
                                                                                                        -------------------

Total assets held for investment purposes                                                                     $ 68,756,977
                                                                                                        ===================

* Party in Interest
                                       9